Stacie S. Aarestad

+1 617 239 0314 saarestad@edwardswildman.com

February 3, 2014

BY EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention: Michael Volley, Staff Accountant

Re:	NewStar Financial, Inc.
Form 10-K for the fiscal year ended December 31, 2012
Filed March 1, 2013
Form 10-Q for quarterly period ended September 30, 2013
Filed November 6, 2013
File No. 001-33211

Dear Mr. Volley:

On behalf of NewStar Financial, Inc. (“NewStar” or the “Company”), we submit this letter in response to the comment provided to NewStar from the staff of the Securities and Exchange Commission (the “Staff”), in a letter dated December 31, 2013 (the “Letter”), relating to NewStar’s Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”) and Form 10-Q for the period ended September 30, 2013 (collectively, the “Reports”). Set forth below is the Staff’s comment followed by the Company’s response. The response is keyed to the numbering of the comment in the Letter and appears following the comment, which is restated below in italics. The factual statements and information set forth below are based entirely on information furnished to us by the Company and its representatives, which we have not independently verified. All statements of belief are the belief of the Company.

Form 10-Q for the quarterly period ended September 30, 2013

Financial Statements (Unaudited)

Notes to Condensed Consolidated Financial Statements

Note 10. Consolidated Variable Interest Entity, page 29

1.

We note your disclosure that you consolidate the Arlington Fund’s assets as you are considered the primary beneficiary of the Fund. We also note your disclosure that you do not consider Arlington Fund’s assets to be part of your company and that you do not include these assets in your allowance for credit losses. Please tell us how you

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February 3, 2014

determined that it was appropriate to exclude the assets from your allowance for loan loss calculation along with the authoritative literature to support your accounting treatment.

RESPONSE:

In April 2013, the Company formed a new managed credit fund, NewStar Arlington Fund LLC (“Arlington Fund”), in partnership with an institutional investor to co-invest in middle market commercial loans originated by the Company’s Leveraged Finance group. As the managing member of Arlington Fund, the Company retains full discretion over Arlington Fund’s investment decisions, subject to usual and customary limitations, and earns management fees as compensation for its services.

In accordance with the requirements of ASC 810-10 the Arlington Fund is considered a variable interest entity for which NewStar is deemed to be the primary beneficiary. As a result, NewStar is required to consolidate the Arlington Fund.

In determining the need for an allowance related to the Arlington Fund loans, NewStar performed an allowance analysis of the Arlington Fund’s loans in accordance with ASC 450-20 and ASC 310-10. Based on this analysis NewStar determined that an allowance for credit losses on the Arlington Fund’s loans was not required. The Company’s conclusion is based upon its understanding of the US GAAP requirements for determining the allowance for loan and lease losses, an internal analysis of its business plan, the terms of the documents related to the Arlington Fund, and a historical review of NewStar’s existing portfolios as detailed below.

At formation, a third party investor committed $30 million of equity capital to the Arlington Fund and NewStar committed capital in a combination of $5 million of equity and a $28 million Class B variable funding note. At that time and currently, the Company’s strategy is that the Arlington Fund will enter into a series of financing transactions. The Arlington Fund is designed to support a two step warehouse to CLO financing arrangement, with an expected warehouse life through June 30, 2014 or earlier. During the initial phase, the objective was to build and temporarily fund a portfolio of loans in a warehouse and subsequently transition to permanent financing. NewStar is expected to provide its equity on a temporary basis during the ramp up phase of the Arlington Fund and plans to take all steps economically feasible to recapitalize the fund.

As outlined in the letter agreement dated April 2, 2013, by and among the institutional investor and the Company, upon a successful securitization NewStar has the option to, but not the obligation to roll its equity into the CLO. NewStar does not intend to roll its equity position at this time, which would result in NewStar no longer being the primary beneficiary of the VIE. If NewStar were no longer the primary beneficiary of the VIE, it would not be required to

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February 3, 2014

consolidate the financial results of the Arlington Fund with its results of operations and statements of financial position.

In determining the need for an allowance for credit losses on the Arlington Fund loans, NewStar reviewed the historic performance of its existing portfolio, which has a similar risk profile to the Arlington loan portfolio, as well as the short term credit rating migration of the assets in the Arlington Fund portfolio. In reviewing the historic portfolio sample set particular attention was given to the length of time between a loan closing to the quarter in which a specific reserve was required on a loan. NewStar’s portfolio of loans on average seasoned for a period of approximately three years before requiring a specific reserve. Furthermore, loans originated by NewStar post 2008 have demonstrated an even longer time span between origination and the need for a specific reserve. More than 90 % of the loans in the Arlington Fund were originated after 2011 and have displayed stable performance trends since the Arlington Fund’s inception. The credit risk rating migration of the Arlington Fund loans booked between April and September 30, 2013 showed no signs of impairment, and there are no losses expected through the initial phase of the Arlington Fund.

In light of the information outlined above, including the fact that NewStar does not anticipate holding equity in any transaction completed to recapitalize the Arlington Fund and NewStar’s expected loss estimates through the anticipated recapitalization date of June 30, 2014 (or earlier), the Company does not believe that any credit loss existed in the Arlington Fund portfolio as of September 30, 2013. As such, the Company determined that an allowance for credit losses with respect to the Arlington Fund assets was unnecessary as of September 30, 2013. The Company will reevaluate its decision as of each reporting date in light of then existing market conditions and taking into account any structural changes to the Arlington Fund, the expected loss emergence period and any other relevant factors.

In our Form 10-Q for the quarter ended September 30, 2013 in Footnote 10 “Consolidation of Variable Interest Entity” we included the following disclosure with respect to the Arlington Fund:

“If the Company were to liquidate, the assets of Arlington Fund would not be available to the Company’s general creditors, and as a result, the Company does not consider Arlington Fund’s assets to be part of the Company. As such, the Company has not included these assets in its allowance for credit losses. Conversely, the investors in the debt of Arlington Fund have no recourse to the Company’s general assets. Therefore, this debt is not the Company’s obligation.”

The purpose of this statement was to highlight for investors the economic exposure with respect to the assets and liabilities of the Arlington Fund and not to suggest that US GAAP accounting

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did not require an allowance in these circumstances. In future filings we will remove this statement from the footnotes and will include a discussion of the economic implication of the Arlington fund to NewStar in the MD&A.

* * *

In connection with responding to the Staff’s comment, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Reports, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Reports and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (617) 239-0314 if you have any questions or require any additional information.

Thank you for your attention to this matter.

Very truly yours,

/s/ Stacie S. Aarestad

Stacie S. Aarestad

cc:	John K. Bray, Chief Financial Officer

NewStar Financial, Inc.